Exhibit 99.3

JIAYUAN.COM INTERNATIONAL LTD.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders (the “AGM”) to be held at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof.  The annual general meeting will be held at 22/F, Bank of China Tower, 1 Garden Road, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person.  A written notice of revocation must be delivered to the attention of Jiayuan.com International Ltd., if you hold our ordinary shares, or to Citibank N.A. if you hold American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on May 4, 2012 (the “Record Date”) are entitled to vote at the annual general meeting.  Our ordinary shares underlying ADSs are included for purposes of this determination.  As of April 16, 2012, 48,389,394 of our ordinary shares, par value US$0.001 per share, were issued and outstanding, and approximately 57.7% were represented by ADSs.  The quorum of the AGM is at least one shareholder, present in person or by proxy and entitled to vote, holding in aggregate not less than a majority of the shares issued and outstanding carrying a right to vote at such meeting.

Voting and Solicitation

Voting at the annual general meeting will be by a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or by any shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy entitled to vote at the meeting.  On a show of hands, every shareholder present in person and every person representing a shareholder by proxy shall each have one vote and on a poll, every shareholder and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by a proxy is the holder.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting.  Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of AGM and an ADR Voting Instruction Card.  Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the AGM, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to vote in favor of each item set forth in the voting instructions.

PROPOSAL 1

AMENDMENT OF THE 2007 SHARE INCENTIVE PLAN TO INCREASE THE

MAXIMUM NUMBER OF ORDINARY SHARES AVAILABLE FOR AWARDS

Our board of directors and our compensation committee have determined that it is in the best interest of the Company and its shareholders to amend the Company’s 2007 Share Incentive Plan, as amended (the “Plan”), to increase the maximum number of ordinary shares to be delivered pursuant to awards under the Plan (“Share Limit”).  As of April 16, 2012, we have 4,139,159 share options outstanding and 232,500 restricted shares outstanding granted under the Plan. Our board and the compensation committee are proposing that we increase the Share Limit by 2,400,000 ordinary shares, from 5,233,920 ordinary shares to 7,633,920 ordinary shares. The principal features of the Plan are summarized below and are qualified in their entirety by reference to the full text of the restated Plan, as amended by Proposal 1 and Proposal 2, as set forth in Exhibit A of this Proxy Statement.  The restated Plan as set forth in Exhibit A will become effective upon its approval by the shareholders at the AGM.

Description of the Plan

Plan Administration.  Our board of directors or one or more committees appointed by our board administers our Plan.

Types of Awards.  The Plan permits awards of share options, share appreciation rights and other types of awards, including share bonuses, restricted shares, performance shares, share units, phantom shares and dividend equivalents.

Eligibility.  We may grant awards to our employees, directors, consultants and advisers or those of any of our subsidiaries and affiliates or any other person that the plan administrator determines to be eligible.

Term of the Awards.  The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant.  The maximum term of a share appreciation right is ten years.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Award Agreement.  Awards granted under our Plan are evidenced by an award agreement that sets forth the terms and conditions applicable to each of these awards, as determined by our board or the committee administering our equity compensation plan in its sole discretion.

Termination.  Without further action by our board of directors, our Plan will terminate in January 2021.  Our board of directors may amend, suspend, or terminate our Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our Plan if such amendment, suspension or termination would adversely affect the rights of participants.

The board of directors believes that share incentive plans as part of a comprehensive compensation package provide the Company with an opportunity to communicate its goals and standards of performance, attract and retain talented individuals and achieve continued success and growth. The Company believes it can build shareholder value by motivating valuable employees, rewarding individual performance and developing long-term employee commitment through ownership of company stock.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE AMENDMENT OF THE 2007 SHARE INCENTIVE PLAN TO INCREASE THE MAXIMUM NUMBER OF ORDINARY SHARES AVAILABLE FOR AWARDS TO 7,633,920 ORDINARY SHARES.

PROPOSAL 2

AMENDMENT OF THE 2007 SHARE INCENTIVE PLAN TO ALLOW THE PLAN

ADMINISTRATOR TO RE-PRICE AWARDS

Our board of directors and our compensation committee have determined that it is in the best interest of the Company and its shareholders to amend the Plan to allow the administrator of the Plan (the “Administrator”) to have additional flexibility to re-price awards granted under the Plan, including the re-pricing of “underwater” share options.  Currently, certain re-pricings, including the re-pricing of “underwater” share options, are subject to shareholder approval.

In order to effect an amendment of the Plan to allow the Administrator additional flexibility to approve re-pricings, the following amendments have been approved by the board of directors and compensation committee of our Company:

1.                                       To amend Section 3.2(g) of the Plan as indicated:

“(g) adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 7.6 and that the Administrator (may without the approval of shareholders) take any action that would~~, and provided that in no case (except due to any re-pricing that may be approved by shareholders) shall such an adjustment~~ constitute a re-pricing (by amendment, cancellation and re-grant, exchange or other means) of the per share exercise or base price of any or all outstanding awards, including any option or share appreciation right, to a price that is less than the fair market value of a share on the date of the grant of the initial award;”

2.                                       To amend Section 5.1.1 of the Plan as indicated:

“A share option is the grant of a right to purchase a specified number of Plan Shares during a specified period as determined by the Administrator.  An option may be intended as an incentive share option within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (an “ISO”) or a nonqualified share option (an option not intended to be an ISO).  The award agreement for an option will indicate if the option is intended as an ISO, otherwise it will be deemed to be a nonqualified share option.  The maximum term of each option (ISO or nonqualified) shall be ten (10) years; provided that the maximum term shall be five (5) years for ISOs granted to Eligible Persons who are ten percent or more shareholders for purposes of Section 422 of the Code.  The per share exercise price for each option shall be not less than 100% of the fair market value of a Plan Share on the date of grant of the option, except as follows: (a) ~~in the case of a share option granted retroactively in tandem with or as a substitution for another award, the per share exercise price may be no lower than the fair market value of a Plan Share on the date such other award was originally granted (to the extent consistent with Sections 422 and 424 of the Code in the case of options intended as incentive share options); (b)~~ in the case of an ISO granted to a ten percent or more owner for purposes of Section 422 of the Code, the per share exercise price may not be less than one hundred and ten percent (110%) of the fair market value of a Plan Share; and ~~(c)~~(b) in any other circumstances, a nonqualified stock option may be granted with a per share exercise price that is less than the fair market value of a Plan Share on the date of grant, provided that such exercise price shall not be less than the per share purchase price of the preference shares of the Company.  When an option is exercised, the exercise price for the Plan Shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.”

3.                                       To amend Section 5.1.3 of the Plan as indicated:

“A share appreciation right is a right to receive a payment, in cash and/or Plan Shares, equal to the excess of the fair market value of a specified number of Plan Shares on the date the share appreciation right is exercised over the fair market value of a Plan Share on the date the share appreciation right was granted (the “base price”) as set forth in the applicable award agreement, except ~~as follows: (a) in the case of a share appreciation right granted retroactively in tandem with or as a substitution for another award, the base price may be no lower than the fair market value of a Plan Share on the date such other award was originally granted; and (b) in any other circumstances,~~ a share appreciation right may be granted with a base price that is less than the fair market value of a Plan Share on the date of grant.  The maximum term of a share appreciation right shall be ten (10) years.  The Administrator may grant limited share appreciation rights which are exercisable only upon a change in control or other specified event and may be payable based on the spread between the base price of the share appreciation right and the fair market value of a Plan Share during a specified period or at a specified time within a specified period before, after or including the date of such event.”

4.                                       To amend Section 7.6.5 of the Plan as indicated:

“No amendment, suspension or termination of this Plan or change of or affecting any outstanding award shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Group under any award granted under this Plan prior to the effective date of such change~~; provided however that, in the absence of shareholder approval or as allowed under Section 4.4 of this Plan, no amendment of this Plan or change affecting any outstanding option, share appreciation right, or similar award shall directly or indirectly (i) reduce the award’s exercise price or base price(as applicable), (ii) result in a “repricing” within the meaning of any applicable law, or (iii) result in an award’s cancellation in consideration of a current or future new award having a reduced exercise price or base price (as applicable)~~.”

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE AMENDMENT OF THE 2007 SHARE INCENTIVE PLAN TO ALLOW THE PLAN ADMINISTRATOR TO RE-PRICE AWARDS.

PROPOSAL 3

AUTHORIZATION OF THE BOARD OF DIRECTORS OR OFFICERS OF THE COMPANY

We hereby seek shareholders’ approval to authorize each of the directors or officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE AUTHORIZATION OF THE BOARD OF DIRECTORS OF OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting.  If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
Jiayuan.com International Ltd.

/s/ Yongqiang Qian

Yongqiang Qian
Chairman of Board of Directors

Beijing, May 16, 2012

Exhibit A

2007 Share Incentive Plan

JIAYUAN.COM INTERNATIONAL LIMITED

2007 SHARE INCENTIVE PLAN

Amended and Restated on June 15, 2012

1.            PURPOSE OF PLAN

The purpose of the Jiayuan.com International Limited 2007 Share Incentive Plan (this “Plan”) is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons of the Group.  As used herein, “Company” means Jiayuan.com International Ltd., a company organized under the laws of the Cayman Islands; “Subsidiary” means any corporation or other entity a majority of whose outstanding voting share or voting power is beneficially owned directly or indirectly by the Company; “Affiliate” means, with respect to any given Person, a Person that Controls, is Controlled by, or is under common Control with the given Person; “Control” means, when used with respect to any Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing; “Group” means the Company, its Subsidiaries and Affiliates, collectively; “Board” means the Board of Directors of the Company, in accordance with the Company’s Memorandum and Articles of Association, as amended; “Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.

2.            ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons.  An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Group; (b) a director of any member of the Group; (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company in a capital-raising transaction or as a market maker or promoter of the Company’s securities) to the Company and who is selected to participate in this Plan by the Administrator or (d) any other Person that the Administrator determines to be an Eligible Person.  Notwithstanding the foregoing, a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not compromise the Company’s ability to rely on Rule 701 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or use Form S-8 to register under the Securities Act, the offering and sale of securities issuable under this Plan by the Company, or the Company’s compliance with any other applicable laws.  An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine.

3.            PLAN ADMINISTRATION

3.1                               The Administrator.  This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator.  The “Administrator” means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan.  Any such committee shall be comprised solely of one or more directors or executive officers or such number of directors or executive officers as may be required under applicable law.  A committee may delegate some or all of its authority to another committee so constituted.  Unless otherwise provided in the Memorandum and Articles of Association of the Company or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

3.2                               Powers of the Administrator.  Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)                                 determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b)                                 grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;

(c)                                  approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d)                                 construe and interpret this Plan and any agreements defining the rights and obligations of the Company and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)                                  cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 7.6.5;

(f)                                   accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or share appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 7.6.5;

(g)                                  adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 7.6, and that the Administrator may (without the approval of shareholders) take any action that would constitute a re-pricing (by amendment, cancellation and re-grant, exchange or other means) of the per share exercise or base price of any or all outstanding awards, including any option or share appreciation right, to a price that is less than the fair market value of a share on the date of the grant of the initial award;

(h)                                 determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i)                                     acquire or settle (subject to Section 7.6) rights under awards in cash, share of equivalent value, or other consideration; and

(j)                                    determine the fair market value of the shares or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3                               Binding Determinations.  Any action taken by, or inaction of, the Company, any Subsidiary or Affiliate, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons.  Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4                               Reliance on Experts.  In making any determination or in taking or not taking any action under this Plan, the Board or a committee, as the case may be, may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company.  No director, officer or agent of any member of the Group shall be liable for any such action or determination taken or made or omitted in good faith.

3.5                               Delegation.  The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of any member of the Group or to third parties.

4.            ORDINARY SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1                               Shares Available.  The shares that may be delivered under this Plan shall be the Company’s authorized but unissued ordinary shares, par value US$0.001 per share (“Ordinary Shares”).  For purposes of this Plan, “Plan Shares” shall mean the Ordinary Shares of the Company and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards.

                                                Share Limits.  The maximum number of Ordinary Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to 7,633,920 Ordinary Shares, subject to adjustment as contemplated by Section 4.4 and Section 7.10.

4.2                               Awards Settled in Cash, Reissue of Awards and Shares.  To the extent that an award terminates, expires, or is settled in cash or a form other than Plan Shares, the Plan Shares that would have been delivered had there been no such termination, expiration, cash or other settlement shall not be counted against the Ordinary Shares available for issuance under this Plan.  In the event that Plan Shares are delivered in respect of a dividend equivalent, share appreciation right, or other award, only the actual number of Plan Shares delivered with respect to the award shall be counted against the share limits of this Plan.  Plan Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan.  Plan Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any Plan Shares exchanged by a participant or withheld by the Group to satisfy the tax withholding obligations related to any award under this Plan, shall be available for subsequent awards under this Plan.  Refer to Section 7.10 for application of the foregoing share limits with respect to assumed awards.

4.3                               Reservation of Shares; No Fractional Shares; Minimum Issue.  The Company shall at all times reserve a number of Ordinary Shares sufficient to cover the Company’s obligations and contingent obligations to deliver Plan Shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash).  No fractional Plan Shares shall be delivered under this Plan.  The Administrator may pay cash in lieu of any fractional Plan Shares in settlements of awards under this Plan.  No fewer than 100 Ordinary Shares may be purchased on exercise of any award (or, in the case of share appreciation or purchase rights, no fewer than 100 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

4.4                               Adjustments.  In the event that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Ordinary Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, shall (in its sole discretion) adjust the number and class of Ordinary Shares that may be delivered under the Plan and/or the number, class, and price of Ordinary Shares covered by each outstanding Award.

4.5                               Change in Control.  In the event of a scheme of arrangement, merger, consolidation or other similar business combination being entered into by the Company, or a Change in Control (as defined below), unless the Option Agreement provides otherwise, each outstanding Award, and, if applicable, each right of the Company to repurchase or redeem Plan Shares acquired pursuant thereto, shall be assumed or an equivalent award substituted by the successor company (which for purposes of this Section 4.5 shall include the ultimate parent of the party acquiring all or substantially all of the assets of the Company or a parent or subsidiary of the successor company).  In the event that the successor company in a scheme of arrangement, merger, consolidation or other similar business combination or Change in Control refuses to assume or substitute for an Award and, if applicable, the repurchase or redemption right with respect to Plan Shares acquired pursuant thereto is not assigned, the Administrator may (in its sole discretion) revise any award agreement to make any outstanding Award fully vested and give a participant the right to exercise the Award as to all of the Plan Shares subject thereto, including Plan Shares as to which it would not otherwise be vested or exercisable, and to remove any or all restrictions on Plan Shares.  If an Award is not assumed or substituted in the event of a scheme of arrangement, merger, consolidation or other similar business combination or Change in Control, the Administrator shall notify the participant in writing or electronically that the Award shall be exercisable for a period of time as determined by the Administrator, and the Award will terminate upon expiration of such period for no consideration, unless otherwise determined by the Administrator.

For purposes of this Section 4.5, an Option shall be considered assumed, and each right of the Company to repurchase or redeem Plan Shares shall be considered assigned if, following the scheme of arrangement, merger, consolidation or other similar business combination or Change in Control, the Award confers the right to purchase or receive, for each covered Plan Shares immediately prior to the scheme of arrangement, merger, consolidation or other similar business combination or Change in Control, the consideration (whether shares, cash, or other securities or property) received in connection with the scheme of arrangement, merger, consolidation or other similar business combination or Change in Control by holders of Plan Shares for each Plan Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Plan Shares); provided, however, that if the consideration received in the scheme of arrangement, merger, consolidation or other similar business combination or Change in Control is not solely common stock or ordinary shares of the successor company or its parent or subsidiary, the Administrator may, with the consent of the successor company, provide for the consideration to be received upon the exercise of the Option, for each covered Share, to be solely common stock or ordinary shares of the successor company or its parent or subsidiary equal in fair market value to the per share consideration received by holders of Plan Shares in the scheme of arrangement, merger, consolidation or other similar business combination or Change in Control.

For purposes of this Plan, “Change in Control” means the occurrence of any of the following events:

•      any Person becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

•      the consummation of the sale, lease, or disposition by the Company of all or substantially all of the Company’s assets; or

•      the consummation of a scheme of arrangement, merger, consolidation or other similar business combination involving the Company and any other company or companies, other than a scheme of arrangement, merger, consolidation or other similar business combination that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after the scheme of arrangement, merger, consolidation or other similar business combination.

Anything in the foregoing to the contrary notwithstanding, a transaction shall not constitute a Change in Control if its sole purpose is to change the legal jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.  In addition, a sale by the Company of its securities in a transaction, the primary purpose of which is to raise capital for the Company’s operations and business activities including, without limitation, an initial public offering of Shares under the Securities Act or other applicable laws, shall not constitute a Change in Control.

5.            AWARDS

5.1                               Type and Form of Awards.  The Administrator may determine the type or types of award(s) to be made to each selected Eligible Person.  Awards may be granted singly, in combination or in tandem.  Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Group.  The types of awards that may be granted under this Plan are:

5.1.1       Share Options.  A share option is the grant of a right to purchase a specified number of Plan Shares during a specified period as determined by the Administrator.  An option may be intended as an incentive share option within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (an “ISO”) or a nonqualified share option (an option not intended to be an ISO).  The award agreement for an option will indicate if the option is intended as an ISO, otherwise it will be deemed to be a nonqualified share option.  The maximum term of each option (ISO or nonqualified) shall be ten (10) years; provided that the maximum term shall be five (5) years for ISOs granted to Eligible Persons who are ten percent or more shareholders for purposes of Section 422 of the Code.  The per share exercise price for each option shall be not less than 100% of the fair market value of a Plan Share on the date of grant of the option, except as follows: (a) in the case of an ISO granted to a ten percent or more owner for purposes of Section 422 of the Code, the per share exercise price may not be less than one hundred and ten percent (110%) of the fair market value of a Plan Share; and (b) in any other circumstances, a nonqualified stock option may be granted with a per share exercise price that is less than the fair market value of a Plan Share on the date of grant, provided that such exercise price shall not be less than the per share purchase price of the preference shares of the Company.  When an option is exercised, the exercise price for the Plan Shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2       Additional Rules Applicable to ISOs.  To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of share with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Plan Shares subject to ISOs under this Plan and share subject to ISOs under all other plans of the Group (or any parent or predecessor company to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified share options.  In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first.  To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Plan Shares are to be treated as shares acquired pursuant to the exercise of an ISO.  ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of share of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question).  There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive share option” as that term is defined in Section 422 of the Code.

5.1.3       Share Appreciation Rights.  A share appreciation right is a right to receive a payment, in cash and/or Plan Shares, equal to the excess of the fair market value of a specified number of Plan Shares on the date the share appreciation right is exercised over the fair market value of a Plan Share on the date the share appreciation right was granted (the “base price”) as set forth in the applicable award agreement, except a share appreciation right may be granted with a base price that is less than the fair market value of a Plan Share on the date of grant.  The maximum term of a share appreciation right shall be ten (10) years.  The Administrator may grant limited share appreciation rights which are exercisable only upon a change in control or other specified event and may be payable based on the spread between the base price of the share appreciation right and the fair market value of a Plan Share during a specified period or at a specified time within a specified period before, after or including the date of such event.

5.1.4       Other Awards.  The other types of awards that may be granted under this Plan include: (a) share bonuses, restricted share, performance share, share units, phantom share, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Plan Shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) any similar securities with a value derived from the value of or related to the Plan Shares and/or returns thereon.

5.2                               Award Agreements.  Each award shall be evidenced by a written award agreement in the form approved by the Administrator and executed on behalf of the Company and, if required by the Administrator, executed by the recipient of the award.  The Administrator may authorize any officer of the Company (other than the particular award recipient) to execute any or all award agreements on behalf of the Company.  The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.3                               Deferrals and Settlements.  Payment of awards may be in the form of cash, Plan Shares, other awards or combinations thereof as the Administrator shall determine and set forth in the award agreement, and with such restrictions as it may impose, provided that, notwithstanding the terms of any award agreement, the Administrator shall have the right to settle an Award in the form of cash if the issuance of shares is not permitted by applicable laws.  The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan.  The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4                               Consideration for Plan Shares or Awards.  The purchase price for any award granted under this Plan or the Plan Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

•                  services rendered by the recipient of such award and accepted in writing by the Administrator as valid consideration;

•                  cash, check payable to the order of the Company, or electronic funds transfer;

•                  notice and third party payment in such manner as may be authorized by the Administrator;

•                  the delivery of previously owned Plan Shares;

•                  by a reduction in the number of Plan Shares otherwise deliverable pursuant to the award; or

•                  subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Company be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable law.  In the event that the Administrator allows a participant to exercise an award by delivering Plan Shares previously owned by such participant and unless otherwise expressly provided by the

Administrator, any shares delivered which were initially acquired by the participant from the Company (upon exercise of a share option or otherwise) must have been owned by the participant at least six months as of the date of delivery.  Plan Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise.  The Company will not be obligated to deliver any Plan Shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 7.5 and any other conditions to exercise or purchase have been satisfied.  Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Company.

5.5                               Definition of Fair Market Value.  For purposes of this Plan, “fair market value” of the Plan Shares shall mean, until such time that the Plan Shares are listed or admitted to trade on an internationally-recognized securities exchange or inter-dealer quotation system, the value as established by the Administrator at such time for purposes of this Plan.  Thereafter, unless otherwise determined or provided by the Administrator in the circumstances, the last price for a Plan Share, respectively, as furnished by the securities exchange or inter-dealer quotation system for the date in question or, if there were no sales of Plan Shares reported on that date, the last price for a Plan Share for the next preceding day on which sales of Plan Shares were reported.  The Administrator may, however, provide with respect to one or more awards (1) if the last price for the date in question is not yet known as of the time of the determination, that the fair market value shall equal the last price of a share of Plan Share as of the immediately preceding trading day, or (2) that the fair market value shall equal the average of the high and low sales prices for a Plan Share for the date in question or the most recent trading day.  The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).  Notwithstanding the foregoing, the fair market value of Plan Shares for purposes of grants of ISOs shall be determined in compliance with applicable provisions of the Code.

5.6                               Transfer Restrictions.

5.6.1       Limitations on Exercise and Transfer.  Unless otherwise expressly provided in (or pursuant to) this Section 5.6, by applicable law and by the award agreement, as the same may be amended, (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2       Exceptions.  The Administrator may permit awards to be exercised by and paid to certain persons or entities related to the participant, including but not limited to members of the participant’s immediate family, trusts or other entities controlled by or whose beneficiaries or beneficial owners are the participant and/or members of the participant’s immediate family, pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may establish.  Consistent with Section 7.1, any permitted transfer shall be subject to the condition that the Administrator receive evidence satisfactory to it that the transfer (a) is being made for essentially donative, estate and/or tax planning purposes on a gratuitous or donative basis and without consideration (other than nominal consideration or in exchange for an interest in a qualified transferee), and (b) will not compromise the Company’s ability to rely on Rule 701, or register Plan Shares issuable under this Plan on Form S-8, under the Securities Act.  Notwithstanding the foregoing or anything in Section 5.6.3, ISOs and restricted share awards shall be subject to any and all additional transfer restrictions under the Code to the extent necessary to maintain the intended tax consequences of such awards.

5.6.3       Further Exceptions to Limits on Transfer.  The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)           transfers to the Company,

(b)                                 the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c)                                  subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)                                 if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e)                                  the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

6.            EFFECT OF TERMINATION OF SERVICE ON AWARDS

6.1                               General.  The Administrator may determine the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award.  Notwithstanding the foregoing, unless the Board expressly otherwise provides, if the participant is not an employee of any member of the Group and provides other services to the Group, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Group and the date, if any, upon which such services shall be deemed to have terminated.  Unless the Board otherwise expressly provides, (1) to the extent an outstanding option granted under this Plan has not become vested and exercisable on the date the participant’s employment by or service to the Group terminates, the option to the extent unvested and unexercisable shall terminate, and (2) any shares subject to a restricted share award that remain subject to restrictions at the time the participant’s employment by or service to the Group terminates shall not vest and the Company shall have the right to reacquire any such unvested shares subject to such award in such manner and on such terms as the Administrator provides, which terms shall include return or repayment of the lower of the Fair Market Value or the original purchase price of the restricted shares, without interest, to the participant to the extent not prohibited by law.

6.2                               Events Not Deemed Terminations of Service.  Unless Group policy or the Administrator otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Group or the Administrator; provided that unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of less than 90 days in the aggregate.  In the case of any employee of any member of the Group on an approved leave of absence, continued vesting of the award while on leave from the employ of such member of the Group may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires.  In no event shall an award be exercised after the expiration of the term set forth in the award agreement.

6.3                               Effect of Change of Subsidiary or Affiliate Status.  For purposes of this Plan and any award, if an entity ceases to be a Subsidiary or Affiliate of the Company, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary or Affiliate who does not continue as an Eligible Person in respect of another member of the Group after giving effect to the Subsidiary’s or Affiliate’s change in status.

7.            OTHER PROVISIONS

7.1                               Compliance with Laws.  This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Plan Shares, the acceptance of promissory notes and/or the payment of money under this Plan or under awards are subject to compliance with all applicable laws, rules and regulations (including but not limited to U.S. state and federal securities law) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Group, be necessary or advisable in connection therewith.  The person acquiring any securities under this Plan will, if requested by the Company, provide such assurances and representations to the Company as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

7.2                               Employment Status.  No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

7.3                               No Employment/Service Contract.  Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of any member of the Group, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of such member of the Group to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause.  Nothing in this Section 7.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

7.4                               Plan Not Funded.  Awards payable under this Plan shall be payable in Plan Shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards.  No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Plan Shares, except as expressly otherwise provided) of any member of the Group by reason of any award hereunder.  Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between any member of the Group and any participant, beneficiary or other person.  To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Group.

7.5                               Tax Withholding.  Upon any issuance, exercise, vesting, or payment of any award, the Group shall have the right at its option to:

(a)                                 require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Group may be required to withhold with respect to such award event or payment; or

(b)                                 deduct from any amount otherwise payable in cash to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Group may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld (including taxes in the People’s Republic of China (the “PRC”)) in connection with the delivery of Plan Shares under this Plan (including the sale of Ordinary Shares as may be required to comply with foreign exchange rules in the PRC for participants residing in the PRC), the Administrator may in its sole discretion (subject to Section 7.1) grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, to have the Company reduce the number of Plan Shares to be delivered by (or otherwise reacquire) the appropriate number of Plan Shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment.  In no event shall the Plan Shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.  The Company may, with the Administrator’s approval, accept one or more promissory notes from any Eligible Person in connection with taxes required to be withheld upon the exercise, vesting or payment of any award under this Plan; provided that any such note shall be subject to terms and conditions established by the Administrator and the requirements of applicable law.

7.6                               Effective Date, Termination and Suspension, Amendments.

7.6.1       Effective Date.  This Plan is effective as of January 26, 2011, the date of its approval by the Board (the “Effective Date”).  This Plan shall be submitted for and subject to shareholder approval no later than twelve months after the Effective Date.  Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date.  After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

7.6.2       Board Authorization.  The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part.  No awards may be granted during any period that the Board suspends this Plan.

7.6.3       Shareholder Approval.  To the extent then required by applicable law or any applicable listing agency, or deemed necessary or advisable by the Board, and unless an exemption from shareholder approval is available under any applicable law or any applicable listing agency, any amendment to this Plan shall be subject to shareholder approval.

7.6.4       Amendments to Awards.  Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 7.6.5) may make other changes to the terms and conditions of awards.  Any amendment or other action that would constitute a re-pricing of an award is subject to the limitations set forth in Section 3.2(g).

7.6.5       Limitations on Amendments to Plan and Awards.  No amendment, suspension or termination of this Plan or change of or affecting any outstanding award shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Group under any award granted under this Plan prior to the effective date of such change.

7.7                               Privileges of Share Ownership.  Except as otherwise expressly authorized by the Administrator or this Plan, a participant shall not be entitled to any privilege of share ownership as to any Plan Shares not actually delivered to and held of record by the participant.  No adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

7.8                               Governing Law; Construction; Severability.

7.8.1       Choice of Law.  This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the Cayman Islands. without regard to conflicts of law principles thereof.

7.8.2       Severability.  If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

7.9                               Captions.  Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference.  Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

7.10                        Share-Based Awards in Substitution for Share Options or Awards Granted by Other Company.  Awards may be granted to Eligible Persons under this Plan in substitution for or in connection with an assumption of employee share options, share appreciation rights, restricted share or other share-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Group, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Group, directly or indirectly, of all or a substantial part of the share or assets of the employing entity.  The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Plan Shares in the transaction and any change in the issuer of the security.  Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by any member of the Group in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of Plan Shares available for issuance under this Plan.

7.11                        Non-Exclusivity of Plan.  Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Plan Shares, under any other plan or authority.

7.12                        No Corporate Action Restriction.  The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference share ahead of or affecting the capital share (or the rights thereof) of the Company or any subsidiary, (d) any dissolution or liquidation of the Company or any subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Company or any subsidiary, or (f) any other corporate act or proceeding by the Company or any subsidiary.  No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any subsidiary, as a result of any such action.

7.13                        Other Benefit and Compensation Programs.  Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing.  Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Company or its subsidiaries.

[End of Document]